

December 31, 2012

Via E-mail
Mr. Michael R. Dunn
Chief Executive Officer
FITT Highway Products, Inc.
P.O. Box 4709
Mission Viejo, CA 92690

      Re: FITT Highway Products, Inc.
              Preliminary Information Statement on Schedule 14C
              Filed December 12, 2012
              File No. 000-33519

Dear Mr. Dunn:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ James Lopez (for)

              John Reynolds
              Assistant Director